Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?
Yes

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

PureStream, LLC ("PURE") is the broker-dealer operator of the PureStream ATS (the "ATS" or "PURE ATS"). PURE ATS's confidential Subscriber information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions (collectively, the "Subscriber Confidential Information").

PureStream Trading Technologies Inc. ("PTT") is the parent company of PURE. PTT is not an operational business but is a holding company, and the owner of the intellectual property used in the PURE ATS. Further, PTT owns and manages the licensing of the order types available in the PURE ATS. ~~The efforts involved in managing PTT's licenses are de minimus, and do not involve receipt of PURE's Subscriber Confidential Information.~~

All PTT employees are shared personnel with PURE ("Shared Personnel") (i.e., there are no PTT employees that do not also service PURE). Shared Personnel perform dual functions, with a primary role of supporting PURE and a secondary role of supporting PTT. Shared Personnel include, for example, PURE's management, legal, finance and accounting, and support teams. Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management also serves as PTT management; and PURE legal personnel perform legal responsibilities at PTT). Shared Personnel have Subscriber Confidential Information (see Part II, Item 7) in connection with their roles at PURE and they may also use such information in connection with their role at PTT, if needed. All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in Part II, Item 7, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

~~Notwithstanding the foregoing, the management team of PTT is also the senior management team of PURE (i.e., the CEO, CTO, and COO). As a result, PTT's management team will have access to all Subscriber Confidential Information due to its involvement in the operation of PURE ATS.~~

~~Except with respect to the senior management of PURE (i.e., the CEO, CTO, and COO), the sole responsibility of all employees of PURE is the operation of, and support for, the PURE ATS and, as such, all employees of PURE have access to all Subscriber Confidential Information.~~

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?
Yes

As noted above, PTT owns and manages the licensing of the order types available in the PURE ATS, and ~~PTT's management has~~ Shared Personnel have access to all Subscriber Confidential Information. ~~because of their involvement in the operation of PURE ATS~~.

PURE has also entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, pursuant to which Ocean hosts, operates, and supports the ATS technology platform. Pursuant to this agreement, Ocean provides certain support services related to PURE's compliance, surveillance, supervisory, record-keeping, and reporting obligations. Ocean performs all of these services subject to the direction and oversight of PURE as the Broker-Dealer Operator.

Pursuant to the agreement with Ocean, certain aspects of the services provided by Ocean to PURE utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker-Dealer Operator, PURE is responsible for the operation of the ATS in compliance with the federal securities laws. In addition to the tools provided by Ocean, PURE will monitor orders and transactions in real-time via ATS drop copies into PURE's infrastructure.

With respect to the applicable Item numbers in Part III of this form, PURE is responsible for:

Items 1, 2, and 3 - Subscriber eligibility.
Items 7, 8, 9, 13, and 14 - Market structure design.
Items 4 and 20 - Business decisions regarding the hours of operation, and closing of the market due to technical or operational risks.
Item 19 - Fees.
Item 22 - Clearance and Settlement (via the ATS's clearing firm, Bank of America Securities, Inc. ("BAML"), a member of the National Securities Clearing Corporation ("NSCC")).
Item 26 - Aggregate platform data.

With respect to the applicable Item numbers in Part III of this form, Ocean provides the infrastructure and support services for the following items, subject to the direction and oversight of PURE as the Broker-Dealer Operator of the ATS:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers.
Item 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event a regulatory trading halt or a market-wide circuit breaker is triggered.
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS.
Item 15 - Display.
Item 18 - Trading outside of regular trading hours.Item 21 - Trade reporting.
Item 23 – Ocean provides Securities Information Processor ("SIP") feed handler software (CTA and UTP) that enables the ATS to consume market data.

One additional entity supports the ATS services in connection with the following Item:

Item 22 – PURE has an agreement with BAML to act on behalf of the PURE ATS to clear and settle all Subscriber transactions executed on the ATS. BAML will receive all such transactions and submit all executions to the NSCC for clearing.

The following items do not apply to the PURE ATS:
Item 6 - Co-location.
Item 12 - Liquidity providers.
Item 16 - Routing.

Item 24 - Order display and execution access.
Item 25 - Fair access.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?
Yes
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

BAML provides clearance and settlement services to PURE for transactions effected on the PURE ATS. BAML is a subscriber to the PURE ATS and may submit trading interest to the PURE ATS. BAML may use any of the PURE ATS functionality disclosed in this Form ATS-N.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?
Yes

e. If no, identify and explain any differences.

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
   i. written standards controlling employees of the ATS that trade for employees' accounts; and
   ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

PURE ATS's Subscriber Confidential Information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions, as described in Part II, Item 6.

PURE has established and maintains written policies and procedures designed to safeguard Subscriber Confidential Information. Pursuant to those procedures, the ~~CCO~~ CEO grants access to Subscriber Confidential Information as needed to enable employees to perform their duties and responsibilities. PURE employees with access to Subscriber Confidential Information are strictly prohibited from using such information in an unauthorized manner, including discussing Subscriber Confidential Information with any persons not involved in the operation of the ATS or responsible for the ATS's compliance with applicable rules.

At present, given (i) the number of employees at PURE; (ii) the scope of employee roles; and (iii) that the ATS is the only product offered by PURE, the CEO, in consultation with the CCO, has granted all employees access to all Subscriber Confidential Information, on either a real-time or post hoc basis. As the number of employees at PURE increases, PURE's written policies and procedures will be amended to provide for more tiered or selective access to Subscriber Confidential Information.

Employees access the Subscriber Confidential Information primarily through PUMA (PureStream Monitoring and Analytics), PURE's proprietary application that is used in connection with trade monitoring, compliance obligations, and billing. Please see the response to Part II, Item 7.d below for additional information on the individuals and systems with access to Subscriber Confidential Information, including the basis for such access.

SEPARATION OF SYSTEMS AND PERSONNEL

The PURE ATS matching engine is hosted and operated by Ocean and is physically separate from the other PURE systems with access to Subscriber Confidential Information (e.g., PUMA). Similarly, the ATS matching engine and order entry servers are on separate hardware from other systems hosted and operated by Ocean. Additionally, the Ocean employees that are responsible for the daily operation of the ATS and that have access to the ATS's order book are in a separate physical location from PURE employees.

PURE is an agency only broker-dealer that exclusively operates the ATS and has no other lines of business or trading capabilities.

THIRD PARTY ACCESS PROTECTIONS:

Certain Ocean employees have access to Subscriber Confidential Information, including real-time and historical information regarding individual orders and executions, names of Subscribers, and volume of orders in the ATS. Such employees include Ocean staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

Ocean's policies and procedures (i) restrict which Ocean employees have access to Subscriber Confidential Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations.

Ocean's policies and procedures employ a three-pronged approach to permission access to the PURE ATS. First, an Ocean employee must complete Compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities where such role and responsibilities require access to the PURE ATS. No other Ocean employees have access to the PURE ATS or Subscriber Confidential Information. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.

Ocean employees who have access to Subscriber Confidential Information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures". Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are also subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations, including non-compliance with the above-referenced policies and procedures.

In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information (so long as not prohibited by applicable laws, rules, or regulations).

PURE has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of Subscriber Confidential Information, either through audits conducted by PURE's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

PURE ATS ACCESS PROTECTIONS:

PURE possesses information that is sensitive and valuable, including the ATS's proprietary information and Subscriber Confidential Information. The exposure of sensitive information to unauthorized individuals could cause irreparable harm to the ATS and its Subscribers and could subject the ATS to fines or other regulatory sanctions. Additionally, if ATS information is tampered or interfered with, damaged, or made unavailable, it could impair the ATS's ability to do business. Therefore, the ATS requires its employees to diligently protect both the ATS's proprietary information as well as the Subscriber Confidential Information of current and former Subscribers.

Access to Subscriber Confidential Information is limited to PURE employees with a legitimate business need for the information. Presently, for the reasons explained above, this includes all current PURE employees. Hard copy documents must be secured by locking the file cabinet or office in which they are stored and shredded when it is timely and appropriate to destroy them. Subscriber Confidential Information kept on the ATS's computers must be password-protected and secured behind firewalls.

PURE also has detailed written firm-wide policies and procedures designed to monitor employee personal trading. To address potential conflicts of interest, PURE's employee trading policy requires: (i) disclosure of all personal trading accounts for activity monitoring purposes; and (ii) employees to provide advance notice to PURE Compliance of all personal transactions. Further, PURE employees are prohibited from entering orders for personal transactions while the ATS is open for trading (i.e., 9:30am to 4:00pm on business days, absent an early close or holiday). Personal trading that has an appearance of impropriety (e.g., potential front-running) is prohibited. On an annual basis, PURE employees participate in Compliance training that addresses information protection and Subscriber confidentiality. Additionally, on a firm-wide basis, PURE continuously monitors electronic communications to identify potential policy violations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
No
If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The below personnel teams or units have access to Subscriber Confidential Information. The basis for approved access to Subscriber Confidential Information is to service and/or support PURE ATS in different capacities. Access to Confidential Subscriber Information is generally through PUMA, which is used in connection with: (i) monitoring transactional activity; (ii) Subscriber and regulatory support; (iii) compliance and risk monitoring; (iv) intra-day and EOD Regulatory reporting; and (v) billing. Only PURE employees have access to PUMA. In addition to PUMA, PURE's employee teams can also access Subscriber Confidential Information via Ocean's ATS monitoring application, OceanView, Nasdaq SMARTS Trade Surveillance, (an automated compliance application that facilitates PURE's monitoring of all trading activity on the ATS for compliance with applicable laws, rules, regulations, and ATS policies by surveilling for potentially improper or disruptive trading activity), and BAML-provided applications for monitoring and resolving issues with respect to clearance and settlement.

1. PURE management, comprised of the CEO, COOs, CTO, and CCO.

2. ATS Subscriber Support. Provides support to Subscribers and/or their clients, including with respect to onboarding, use and implementation of the ATS protocols, and orders, transaction, and general inquiries.

3. Market and ATS Operations. ~~r~~Responsible for the day-to-day operation of the ATS. ~~The Market Operations~~This team monitors the ATS and related applications to ensure that ~~it~~they ~~is~~are operating as designed. ~~-~~This team is also involved with software development and changes to the ATS, ad hoc data analysis, and data archiving. This team also monitors for external market anomalies that could impact PURE ATS Subscribers and general system health. ~~-~~In addition to monitoring the system via PUMA, the Markets Operations team will have access to OceanView, Nasdaq SMARTS, and the BAML-provided clearance and settlement applications.

4. Internal Controls and Compliance. R~~responsible for risk, non-ATS technology, compliance, and operations. While not all functional responsibilities in the internal team require access to Subscriber Confidential Information, given the likely overlap of roles and supervision, all members of the team will have access to Subscriber Confidential Information, including via PUMA, OceanView, Nasdaq SMARTS, and BAML-provided clearance and settlement applications.

5. Ancillary and Back-office Support. Includes support teams such as legal and finance and accounting.

Note that as stated in Part II, Item 6, above, PTT personnel are all associated persons with PURE. These Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management is PTT management; and PURE legal personnel perform legal responsibilities at PTT). All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in this section, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

~~PURE is organized functionally into three teams: (i) a Subscriber-facing team; (ii) a Market Operations team; and (iii) an internal controls team. Given the size of the teams and the coordination necessary to service Subscribers, each team has access to all Subscriber Confidential Information, as defined in Part II, Item 6.a of this form. These teams primarily access Subscriber~~

Confidential Information via PUMA (as referenced in Part II, Item 7.a. PUMA (PureStream Monitoring and Analytics), is a proprietary application used for real-time and end-of-day ("EOD") transaction monitoring. Among other things, PURE employees use PUMA in connection with: (i) monitoring transactional activity; (ii) Subscriber and regulatory support; (iii) compliance and risk monitoring; (iv) intra-day and EOD Regulatory reporting; and (v) billing. Only PURE employees have access to PUMA. In addition to PUMA, PURE's employee teams can also access Subscriber Confidential Information via Ocean's ATS monitoring application, OceanView, Nasdaq SMARTS Trade Surveillance, (an automated compliance application that facilitates PURE's monitoring of all trading activity on the ATS for compliance with applicable laws, rules, regulations, and ATS policies by surveilling for potentially improper or disruptive trading activity), and BAML-provided applications for monitoring and resolving issues with respect to clearance and settlement.

With respect to the roles each PURE team plays, and the basis for access to Subscriber Confidential Information:

(i)   The Subscriber-facing team stands ready to answer any questions by Subscribers and/or their clients. As a result, the Subscriber-facing team is monitoring order status, Subscriber trade reports, and the use of the ATS's order types by Subscribers to improve knowledge of and confidence in the ATS's novel matching and trading protocols.

(ii)   The Market Operations team is responsible for the operation of the ATS. The Market Operations team monitors the ATS to ensure that it is operating as designed. This team also monitors for external market anomalies that could impact PURE ATS Subscribers and general system health. In addition to monitoring the system via PUMA, the Markets Operations team will have access to OceanView, Nasdaq SMARTS, and the BAML-provided clearance and settlement applications.

(iii)   The internal controls team is responsible for risk, non-ATS technology, compliance, and operations. While not all functional responsibilities in the internal team require access to Subscriber Confidential Information, given the likely overlap of roles and supervision, all members of the team will have access to Subscriber Confidential Information, including via PUMA, OceanView, Nasdaq SMARTS, and BAML-provided clearance and settlement applications.

All PURE employees will receive annual training on Subscriber Confidential Information.

With respect to service-providers, both Ocean and BAML (PURE's fully-disclosed clearing broker) will have access to Subscriber Confidential Information.

In connection with the services Ocean is providing PURE, Ocean employees whose roles with respect to the ATS require access to such information, will have access to Subscriber Confidential Information, including orders, executions, and risk settings. These employees are from Ocean groups including Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

In connection with clearing services provided, PURE's fully disclosed clearing broker, BAML, receives all of the executions of PURE ATS's Subscribers. Those details include the quantity, side, symbol, time, and price of execution. To effectively manage their risk, PURE's clearing broker is also aware of the gross level of orders and risk limits per Subscriber. As part of its relationship with PURE, BAML is obligated to protect all Subscriber Confidential Information, including data and information related to Subscribers. Further, BAML is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.